OVERVIEW

The IQ121 End-of-Life Planning Service is a comprehensive and user-friendly service designed to assist individuals in preparing for the inevitable transitions in life.

With a focus on simplifying and organizing important documents, memories, and belongings, IQ121 offers a modern and secure solution to navigate the complexities of End-of-Life Planning.




LINE
TASTY
food
network
Henry Suzuki
64 years old
Birthday in 2 month + 24 days
28
Families
492
Friends
12.2 k
Networks
Documents
Bank Account
Wills
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IQ121

Keeping Generations Connected

At its core, IQ121 is about **family connection across generations**. Beyond documents and security, the platform ensures that memories, traditions, and legacies are preserved and shared with those who matter most. IQ121 turns digital storage into a living archive — safe today, accessible tomorrow, and valuable for decades to come.

How IQ121 Keeps Families Connected :

- **Inheritance Document Sharing** – Safely store and release wills, trusts, insurance policies, and financial records to heirs or legal representatives at the right time.
- **Generational Sharing** – Schedule letters, videos, and photos to be released to loved ones on specific dates or life events.
- **Legacy Tools** – Store family trees, medical histories, and cultural traditions for continuity.
- **Emergency Access** – Q-Link ensures loved ones are notified instantly when urgent support is needed.
- **Seamless Invitations** – Invite family and friends to securely access shared documents, recipes, and memories.

Our Promise :

We call it a **“protected digital world”** — where your family’s story, security, and legacy remain connected and safeguarded, generation after generation.



HOUSE AND LAND DEEDS





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House & Land Deeds
Upload file
Add manually
Name this home
Notes
Add document or photo
Max file size: 50 MB
Q W E R T Y U I O P
A S D F G H J K L
Z X C V B N M
123
space
Go

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House & Land Deeds
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2
Ownership
3
4
Ownership
We own it, it's financed
Mortgage company
Account number
Agent's contact info
Where do you keep documents?
Expiration Date
Next
Back to a previous step

19



HOUSE AND LAND DEEDS





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House & Land Deeds
Upload file
Add manually
3
Insurance
4
ShieldGuard Insurance
Michael Bennett, (555) 789-1234
SGIS-987654321
Expiration Date
21.12.2047
Premium payments are due on the 15th of every month
No insurance to enter
Next
Back to a previous step

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House & Land Deeds
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4
Utilities
Energy service
Internet service
Water service
Trash service
Landscaping service
Security service
Pool service
No utilities to enter
Submit
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20



FINANCE





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Finance
DATA PROTECTION
Choose a category
Credit Card
Bank Account
Equities
Loan
Advisors & Agents

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Bank Account
Upload file
Add manually
HighYield Savings
Type of account
Trusts
Savings
Trusts
Investments
Cryptocurrency
Name of financial institution (if applicable)
Account number (or just last 4 digits)
Personal contact for this account
Notes
Submit



LEGAL

Users have access to the registration services of Will and Power of Attorney provided by IQ121.





POWER OF ATTORNEY

Users can save

- Power of Attorney
- Power of Attorney for Health



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Power of Attorney
Name the Power of Attorney
Expiration date
Location of original
Attorney's contact info
Notes
Add document or photo
Max file size: 50 MB
Submit



MEMORIES

You can securely save your important
- Photos / Videos
- Family Recipes
- Messages



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Memories
DATA PROTECTION
Photo / Video
Recipes
Photo digitalisation
Message
Ai memories box
Home
My plan
Scan
Contacts
Profile

ALBUMS / PHOTOS SHARE















Close
Photo / Video
Library
Albums

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Title

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Share
Delete

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Title
As a bride, I woke up with butterflies in my stomach, an overwhelming mix of excitement and nervousness. The day I had been dreaming about for so long had finally arrived - my wedding day. I could hardly believe it.

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Title
As a bride, I woke up with butterflies in my stomach, an overwhelming mix of excitement and nervousness. The day I had been dreaming about for so long had finally arrived - my wedding day. I could hardly believe it.
As I sat in front of the mirror, my bridesmaids fluttered around me, helping with my veil and adjusting every little detail of my dress. I took a deep breath, feeling a surge of love and support from my closest friends. They were like my sisters, ready to stand by my side as I embarked on a new chapter of life.

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Title
Funny cat

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RECIPES





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Recipes
Bubble and Squeak Rosti
Turkey mince scotch
Marcus Wareing's baked egg custard tart
Baked banana custard
Blueberry and raspberry pancakes

Edit
Share
Delete

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PERSONAL INFORMATION







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Personal info
DATA PROTECTION
Choose a category
ID
Degrees & Certifications
Marital Certificates
Emergency Contacts
Loved Ones
Other documents

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Personal info
DATA PROTECTION
ID
Passport
Completed
Driver's license
Completed
Degrees & Certifications
Master diploma
Completed
Marital Certificates
Marriage certificate
Completed
+

ID's
Degrees & Certifications
Marital Certificates
Emergency Contacts
Loved Ones
Other documents



ROLL CALL

• **Simple Daily Wellbeing Confirmation**
Easily confirm daily wellbeing with a straightforward interaction, providing reassurance for both the individual and their family network.

• **Designed for Vulnerable Individuals**
Specifically tailored to support seniors, caregivers, and other vulnerable individuals, enhancing their safety and maintaining family connection.

• **Effortless One-Button Check-In**
Designed for maximum accessibility, it requires just a single tap to check-in, eliminating the need for complex logins or passwords.

• **Privacy-First Architecture**
Built upon IQ121's core commitment to data privacy, ensuring all personal interactions and wellbeing data are securely protected.

• **Proactive Alert System**
If a check-in is missed, automated SMS and email alerts are promptly sent to designated family members or caregivers, ensuring timely awareness.



Q-LINK









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Q link
Emergency call
My location
Q Link enables fast contact with trusted individuals in emergencies, such as accidents or health crises.
Start Q link

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Emergency calls
B
External call 21/09/24
21/09/2024 at 21:22
Outgoing call (9 min)
S
Savannah Cooper
21/09/2024 at 21:22
Incoming call (9 min)
S
Savannah Cooper
21/09/2024 at 21:22
Missed call (9 min)

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Emergency call 21/09/24
Details
Messages
Participants
Call details
Initiator
You
Total participants
4
Call duration
9 min
Last location
456 Vault Avenue
Show tracker
Call resords 21/09/24
346 mb

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Tracker
Cathedral of Saint Mary of the Assumption
LITTLE SAIGON
Ellis St
Turk St
OPERA PLAZA
Asian Art Museum
San Francisco City Hall
Civic Ce
Grove St
CIVIC CENTER
Souvla
Dumpling Home
Sightglas
Zuni Café
Octavia Blvd
Maple Avenue, 45
08:15 - 08:45 (30 minutes)
Oak Street, 120
09:10 - 09:30 (20 minutes)
Pinecrest Drive, 78
10:00 - 10:25 (25 minutes)
Elmwood Lane, 200
11:00 - 11:20 (20 minutes)

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POOF AND IT'S GONE, Document Signing: IQ121's in-house Document and Electronic Signature Function

Now you can securely **sign, manage, and send documents** with ease.

Poof,Gone includes:

- Simple PDF, DOC, and DOCX uploads
- Drag-and-drop signature, date, and checkbox fields
- Real-time document tracking and status updates
- Fully integrated with IQ121's website and mobile app
- Encrypted by default — **no 3rd-party storage facility used**
- **Signature reminders** sent to participants until completed

🟣 Document access is limited to the sender and recipient only.
Files are **automatically deleted within 5–30 days** unless downloaded or stored via

IQ121's encrypted cloud for extended access.



ARTIFICIAL INTELLIGENCE

AI-Powered Video Biographies : Revolutionizing Content Creation

IQ121 will introduce a cutting-edge **Artificial Intelligence for Video Biographies** feature. This AI-driven tool will empower users to document their life stories with the minimum effort.

Key Features :
- **Automatic Storytelling**: Users can compile memories, photos, and video clips, and the AI will generate a compelling video biography.
- **Personalization**: Each biography will be tailored to the user's preferences, making the experience unique and engaging.
- **Ease of Use**: No technical skills required—users simply upload their content, and the AI does the rest.

This innovative feature is expected to boost user engagement by offering a creative and intuitive way for people to document their life stories. We anticipate strong interest from content creators, influencers, and everyday users alike.

AI-Powered Personal-Data Vault

Automated OCR Scanning
Effortlessly convert physical documents and records into searchable digital text, streamlining data entry and organization for all your important papers.

Intelligent File Recognition
Advanced AI identifies and categorizes images, documents, and various file types, making it easier to locate specific information and manage diverse digital assets.

Smart Classification & Auto-Tagging
AI-driven systems automatically classify and tag your data, ensuring consistent organization and simplifying retrieval of information across your entire vault.

Metadata Extraction & Structured Data
Extract critical metadata and transform unstructured information into actionable, structured data, enabling better analysis and integration within your ecosystem.

Encrypted Storage with Family Access
All your sensitive data is protected with robust, bank-grade encryption, offering peace of mind, alongside granular, permissioned family access for secure sharing.

Privacy-Preserving AI Processing
Benefit from powerful AI capabilities with privacy at its core, utilizing either privacy-preserving techniques or on-device processing to keep your personal data secure and confidential.

IQ121 SECURITY
AES ENCRYPTION SECURITY

Key Management	Our AES Encryption keys are stored securely in encrypted key vaults. They are encrypted both at rest and in transit using strong cryptographic protocols. We have implemented key rotation practices to regularly update our encryption keys, ensuring that old keys are retired and replaced with new ones periodically.
Vulnerability to Side-Channel Attacks	We have implemented various countermeasures to protect against side-channel attacks. These include using constant-time algorithms to prevent timing attacks, employing noise to obscure power consumption patterns, and isolating sensitive operations to reduce the risk of information leakage.
Implementation Best Practices	Our AES Encryption implementation has been rigorously tested and verified by security experts. It adheres to industry best practices and standards, such as those outlined by the National Institute of Standards and Technology (NIST). We ensure that our encryption algorithms are implemented correctly and that our cryptographic libraries are up to date.
Future-Proofing	Our AES Encryption implementation is designed to be scalable and flexible, allowing us to accommodate future security threats and algorithm updates. We continuously monitor advancements in cryptography and are prepared to adapt our encryption practices as needed to maintain the highest level of security.

BUSINESS MODEL

	Service	Price (USD)
Subscription	General Subscription 5 GB (Monthly)	$12.99
	Additional 50 GB Storage (Monthly Subscription)	$14.00
	Additional 100 GB Storage (Monthly Subscription)	$14.49
	Additional 200 GB Storage (Monthly Subscription)	$15.49
	Additional 500 GB Storage (Monthly Subscription)	$18.99
	Additional 1 TB Storage (Monthly Subscription)	$24.99
	Additional 2 TB Storage (Monthly Subscription)	$36.99
Bequeath	10 Year Subscription (2 TB)	$15,000.00
	20 Year Subscription (2 TB)	$18,000.00
Pay Per Use Price	Will Template	$29.00
	Photo Digitization	Based on Quantity

IQ121 GROWTH PROJECTIONS

IQ121 is projected to reach 4 million subscribed users with the revenue of 576 million USD by the end of the fifth fiscal year.



5 Years Projection

	2026	2027	2028	2029	2030
Revenue (USD)	$60,758,657	$124,217,698	$349,024,728	$499,031,101	$576,262,104
# of subscriptions	469,803	960,485	2,453,414	3,507,859	4,050,742

*Monthly subscription of $12.99 per user x number of users.

Future projections are not guaranteed

51

IQ121 GROWTH PROJECTIONS

We project our subscription numbers as follows:

of Subscription by Country

	2026	2027	2028	2030	2031
US	228,804	467,777	1,194,866	1,708,404	1,972,800
JAPAN	77,637	158,724	405,437	579,688	669,402
BRAZIL	24,465	50,017	127,760	182,669	210,940
UK	38,823	79,372	202,744	289,881	334,743
MEXICO	14,792	30,242	77,250	110,451	127,544
SPAIN	27,323	55,861	142,689	204,015	235,589
CANADA	19,508	39,883	101,874	145,658	168,201
COLOMBIA	5,872	12,004	30,663	43,842	50,627
AUSTRALIA	15,723	32,144	82,107	117,396	135,564
HONG KONG	2,698	5,516	14,090	20,145	23,263
PORTUGAL	3,600	7,359	18,798	26,878	31,037
ARGENTINA	2,015	4,120	10,523	15,045	17,374
NEW ZEALAND	2,538	5,188	13,252	18,947	21,880
IRELAND	6,005	12,278	31,361	44,840	51,779

Future projections are not guaranteed

Rocket to 5 M : Legacy Secured

IQ121 is positioned for **rapid subscriber growth**, leveraging a combination of influencer reach, strategic giveaways, and global marketing campaigns. Our model demonstrates that even conservative conversion rates can generate substantial adoption at scale.

Growth Drivers	• **Influencer & Celebrity Network** – Co-Founder Kunal Nayyar and associated influencer networks provide access to ~**800 million followers** across social media and global TV. With an industry conversion rate of ~1% (even at steep discounts), IQ121 is positioned to achieve multi-million user adoption. • **Built-In Virality** – Every new download triggers an **invite-forward function**, expanding reach exponentially through personal networks. • **Key Differentiators** – Features like the **secure vault** and **emergency alerts (Q-Link)** drive stronger conversion than generic lifestyle apps.
Marketing Plan	• **Natural Mineral Water Giveaway** – Launch event distribution of **1M QR-coded Amazon Natural Spring Water bottles** in London. • **Airport PR Campaign** – **Heathrow–Gatwick bus wraps**, reaching 20M travelers on launch day with an expected conversion of **0.1% – 0.5%**. • **Aligned Messaging** – Conversions reinforced by connecting the brand with **health, wellness, and organ donation campaigns** promoted within the app. • **Multilingual Expansion** – Rollout across EU markets with localized experiences to maximize adoption in target demographics.

Global Domination : 10 M Subscribers

IQ121's strategy scales from 5M to 10M subscribers by **expanding its proven three-fold growth engine — influencers, giveaways, and advertising — to global markets.**

Scale Drivers :

- **Influencer Expansion** – Leveraging Kunal Nayyar's network across the U.S. and Asia, combined with legacy campaigns, to drive an additional **2M subscribers**.
- **A-List Advertising** – Global celebrity campaigns focusing on **blockchain security and data protection** add ~**1M subscribers**.
- **Global Giveaways** – Distribution of **2M QR-coded Amazon Natural Spring Water bottles** in New York and Tokyo, yielding ~**1M subscribers**.
- **Religious Broadcasting** – Accessing the **4.7B global religious demographic**, targeting **500K subscribers** through digital faith engagement.
- **New Digital Experiences** – Launch of **Metaverse memorials** and **AWS S3 cloud integration**, strengthening trust and retention to lock in the path to **10M subscribers**.

EXIT STRATEGY & FINANCIAL OUTCOMES

IQ121 is structured for **scalable growth and investor return**, with multiple exit pathways aligned to subscriber milestones. Our goal is to balance **rapid adoption** with **strategic monetization**, ensuring that investors can realize value at each stage of expansion.

Exit Pathways	• **Strategic Acquisition** – By global financial institutions, insurance companies, or big tech players seeking entry into **digital legacy planning** and **end-of-life data markets**. • **M&A Partnerships** – Potential mergers with **cybersecurity, healthcare, or InsurTech firms** to expand footprint and unlock new distribution channels. • **Private Secondary Sales** – Providing liquidity options for early investors via private secondary placement as IQ121 scales to global adoption.
Projected ROI	• **5M Subscribers** → Target **5x investment return** (Page 68). • **10M Subscribers** → Target **10x investment return** (Page 69). • **Beyond 10M** → Expansion into religious broadcasting (4.7B demographic), healthcare, legal-tech, and metaverse memorialization markets for **compounded growth opportunities**.
Market Validation	• Strong global demand for **end-of-life planning, secure digital storage, and inheritance solutions**. • Investor appetite demonstrated by competitor funding rounds (e.g., Empathy, Trustworthy, Everplans). • IQ121's **celebrity-driven visibility** and **unique feature mix** provide a competitive moat for strategic buyers.

Investor Takeaway :

IQ121 offers **clear and achievable exit strategies**, milestone-driven ROI multiples, and a strong positioning for **strategic acquisitions or M&A transactions** in high-growth global industries.

Future projections are not guaranteed